UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES ACT OF 1934
OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-15134

Head N.V.

(Exact name of registrant as specified in its charter)

  Rokin 55
1012 KK Amsterdam
The Netherlands
+31 20 625 1291
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares of EUR 0.01 each
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor companies)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.
Head N.V. (the “Company”), first incurred the duty to file reports under Section 13(a) and Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) in September 2000, when it filed a Form F-1 with the Commission to conduct a public offering of its ordinary shares, which were predecessor shares to the Company’s ordinary shares of EUR 0.01 each (“Ordinary Shares”).

B.
The Company has filed or submitted all reports required under Exchange Act Sections 13(a) and 15(d) and the corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report on Form 20-F under Section 13(a) during this period.

Item 2.	Recent United States Market Activity

The Company last sold securities in the United States in a registered offering under the Securities Act of 1933 pursuant to a Form F-1 filed on September 28, 2000 (File no. 333-12490).

Item 3.	Foreign Listing and Primary Trading Market

A.
The Company maintains a listing of the Ordinary Shares on the Vienna Stock Exchange, which is located in Austria.  The Vienna Stock Exchange constitutes the primary trading market for the Ordinary Shares.

B.
The Ordinary Shares were first listed on the Vienna Stock Exchange, as well as the New York Stock Exchange, on September 28, 2000 in connection with the Company’s initial public offering.  The Company has maintained a listing of the Ordinary Shares on the Vienna Stock Exchange for at least the 12 months preceding the filing of this form.

C.	During the 12-month period beginning March 1, 2008 and ending February 28, 2009, 78% of trading in the Ordinary Shares occurred on the Vienna Stock Exchange.

Item 4.	Comparative Trading Volume Data

The Company does not rely on Rule 12h-6(a)(4)(i).

A.	Not applicable.

B.	Not applicable.

C.	Not applicable.

D.	Not applicable.

E.	Not applicable.

F.	Not applicable.

Item 5.	Alternative Record Holder Information

The Company relies on Rule 12-h(6)(4)(ii).

There were 290 record holders of the Ordinary Shares who were United States residents at February 26, 2009 (the “Calculation Date”).

In calculating the number of record holders of the Ordinary Shares who were United States residents at the Calculation Date, the Company relied in good faith on the assistance of Capital Precision (Market Intelligence), a shareholder analysis and stock surveillance company based in London, that in the regular course of its business assists issuers in determining the number of, and collecting other information concerning, their security holders.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.
On March 6, 2009, the Company published the notice required by Exchange Act Rule 12h-6(h), disclosing the Company’s intent to terminate its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act.

B.	The Company used Market Wire to disseminate in the United States the press release referred to in Item 7A. above. A copy of the press release is attached as Exhibit 1.1 to this Form 15F.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet Web site at http://www.head.com/.

PART III

Item 10.	Exhibits

1.1 Press release dated March 6, 2009

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	Its subject class of securities was held of record by 300 or more United States residents; or

(2)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Head N.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Head N.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Head N.V.

Dated: March 6, 2009	By:	/s/ Johan Eliasch
	Name:	Johan Eliasch
	Title:	Chief Executive Officer

INDEX

Exhibit 99.1	Press Release dated March 6, 2009